EXHIBIT 4.1

E-WORLD CANADA HOLDING, INC.

PROMISSORY NOTE

Dated: October 20, 2014	Principal Amount: Cdn $22,780,000

FOR VALUE RECEIVED, the undersigned, E-WORLD CANADA HOLDING, INC. (the “Purchaser”), promises to pay to, or to the order of, GUO YIN (WYNN) XIE (“Xie”), as agent for the Vendors (the “Agent”), at such place as the Agent may, from time to time, designate, the principal amount of Twenty Two Million Seven Hundred Eighty Thousand Dollars (Cdn $22,780,000) in lawful money of Canada on the Maturity Date.

All capitalized terms used herein and not otherwise defined in this Promissory Note (this “Note”), shall have the meaning ascribed to them in the Share Purchase Agreement, dated as of the date hereof (the “Purchase Agreement”), among the Purchaser, E-World USA Holding, Inc., Xie (in such capacity as a Vendor), Jian Long (“Long”), Hong Shu Zhu (“Zhu”), 2434689 Ontario Inc. (“XieCo”), 2434691 Ontario Inc. (“LongCo”), 2434694 Ontario Inc. (“ZhuCo” and together with Xie, Long, Zhu, XieCo and LongCo, are collectively referred to as the “Vendors”), Prime Nutrisource Inc. (“Prime”), Nugale Pharmaceutical, Inc. (“Nugale”) and Prime Nutrisource Inc. (New Jersey) (“Prime NJ” and, collectively with Prime and Nugale, the “Corporations”).

The principal amount remaining from time to time unpaid and outstanding shall not bear interest.

The Purchaser has the right and privilege of prepaying the whole or any portion of the principal amount of this Note at any time or times prior to the occurrence of an Event of Default (as hereinafter defined) without notice, premium, bonus or penalty. All such prepayments shall be applied to the outstanding principal amount of this Note.

This Note is secured by a securities pledge agreement executed by the Purchaser and Agent on the date hereof and a general security agreement executed by the Purchaser and the Agent on the date hereof.

The recording by the Agent in its accounts of principal amounts owing and repayments is, in the absence of manifest mathematical error, prima facie evidence of such advances and payments; provided that the failure of the Agent to record the same shall not affect the obligation of the Purchaser to pay such amounts to the Agent.

The Purchaser shall immediately notify (in any event, by no later than one (1) Business Days of the occurrence of an Event of Default(as hereinafter defined)) the Agent of any Event of Default or pending Event of Default and the action, if any, it has taken or proposes to take with respect to such Event of Default.

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In this Note, the occurrence of each or any of the following events, without the prior written consent of the Agent, constitutes an “Event of Default”:

(a)	the Purchaser fails to pay any amount owing to the Agent under this Note on the date on which such amount is due;

(b)

the Purchaser fails to perform, observe or comply with any other covenant or provision of this Note or any security given by the Purchaser to the Agent and such failure remains unremedied for five (5) days or as otherwise provided herein;

(c)	any representation or warranty made by the Purchaser in any security given by the Purchaser to the Agent is incorrect or misleading;

(d)	the Purchaser ceases to carry on any material part of its business;

(e)

the Purchaser fails to pay the principal of, or premium or interest on, any of its debt (excluding debt under this Note) which is outstanding in an aggregate principal amount exceeding Two Hundred Fifty Thousand Dollars (Cdn $250,000) when such amount becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to the debt or any other event occurs or condition exists, and continues after the applicable grace period, if any, specified in any agreement or instrument relating to any debt of the Purchaser, if the effect of such event is to accelerate, or permit the acceleration of the debt;

(f)

any judgment or order for the payment of money in excess of Two Hundred Fifty Thousand Dollars (Cdn $250,000) is rendered against the Purchaser and either (i) enforcement proceedings have been commenced by a creditor upon the judgment or order, or (ii) there is any period of fifteen (15) consecutive days during which a stay of enforcement of the judgment or order, by reason of a pending appeal or otherwise, is not in effect;

(g)

the Purchaser sells, transfers or otherwise disposes of, or enters into an agreement to sell, transfer or otherwise dispose of, its assets in excess of Two Hundred Fifty Thousand Dollars (Cdn $250,000), in the aggregate, except in relation to a sale of inventory in the ordinary course of business;

(h)	the Purchaser makes or causes any of the Corporations to make any capital expenditure in excess of Two Hundred Fifty Thousand Dollars (Cdn $250,000) in the aggregate;

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(i)

the Purchaser (i) becomes insolvent or generally not able to pay its debts as they become due, (ii) admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (iii) threatens to institute, institutes or has instituted against it any proceeding seeking (x) to adjudicate it a bankrupt or insolvent, (y) liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving its creditors, or (z) the entry of an order for relief or the appointment of a receiver, trustee, liquidator, administrator or other similar official for it or for any substantial part of its properties and assets, and in the case of any such proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of thirty (30) days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) occurs, or (iv) takes any corporate action to authorize any of the above actions;

(j)

the existence of any hypothecation, mortgage, pledge, security interest, assignment in respect of, or the occurrence of any act encumbering any of the assets of the Purchaser or any of the Corporations (excluding the security interest of the Agent on behalf of the Vendors or as contemplated by paragraph (k) below, if such security interest is subordinate in priority to that of the security interest of the Agent on behalf of the Vendors) resulting in a security interest or encumbrance senior in priority to that of the security interest of the Agent on behalf of the Vendors;

(k)

the Purchaser or any of the Corporations incurs, assumes or becomes liable for any indebtedness in excess of Two Hundred Fifty Thousand Dollars (Cdn $250,000) in the aggregate, other than (i) indebtedness owed to the Vendors or (ii) as contemplated by the Purchase Agreement and the transactions contemplated thereby (including without limitation, the business loan owed by Prime to Canadian Imperial Bank of Commerce (CIBC)) provided, however, that Purchaser shall not change the existing terms of the indebtedness contemplated by the Purchase Agreement and the transactions contemplated thereby nor grant new security thereunder;

(l)

the guarantee or indemnification by the Purchaser or any of the Corporations of, or the grant of security by the Purchaser or any of the Corporations for, the debts or obligations of any person, other than in the ordinary course of business;

(m)	the making of any loans or the granting of any other financial assistance to any person by the Purchaser or any of the Corporations;

(n)

the Purchaser, without the prior written consent of the Agent, ceases to own and control, beneficially and of record, directly or indirectly, One Hundred Percent (100%) of the equity interests (voting or otherwise) in any of the Corporations;

(o)

the termination of Xie’s employment by Prime without “Cause” (as such term is defined in the employment agreement among Xie and Prime dated the date hereof) or by Xie for “Good Reason” (as such term is defined in the employment agreement among Xie and Prime dated the date hereof);

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(p)

the Purchaser or the Corporations increase the compensation or employee benefits of their respective employees on an aggregate basis by more than Five Percent (5%) per annum except for any year-end bonuses to be paid to the employees thereof in respect of the 2013 year in the ordinary course of business consistent with prior years;

(q)	the amendment of the articles or by-laws of the Purchaser or any of the Corporations, except as contemplated by the Purchase Agreement and the transactions contemplated thereby;

(r)

there is a purchase or redemption by the Purchaser or any of the Corporations of any of their respective securities, except as contemplated by (i) the Purchase Agreement and the transactions contemplated thereby, and (ii) the exchangeable share terms as set out in the articles of the Purchaser which sets forth the rights, privileges, restrictions and conditions of the Consideration Stock (as such term is defined in the Purchase Agreement);

(s)	the Purchaser or any of the Corporations issues any shares, options, warrants or any other type of securities;

(t)

the declaration, payment or setting aside for payment of any dividend, the distribution of any surplus or earnings, the return of any capital, the repayment or retirement of any indebtedness of the Purchaser or any of the Corporations to any shareholder thereof, or any other payment or distribution of assets of the Purchaser or any of the Corporations to any shareholder thereof;

(u)	the Purchaser or any of the Corporations purchases, establishes or acquires in any manner any new business undertaking;

(v)	there has occurred any material change in the line of business or the taking of any action which may lead to or result in such material change of the Purchaser or any of the Corporations;

(w)

the entering into by the Purchaser or any of the Corporations of any non-arms’ length transaction with any director, officer or shareholder of the Purchaser or any of the Corporations or any of their respective related parties, except (i) as contemplated by the Purchase Agreement and the transactions contemplated thereby and (ii) in each case for compensation arrangements and expense reimbursement set forth in a business plan previously approved by the Agent;

(x)	the taking or institution by the Purchaser of any proceedings for the winding up, reorganization or dissolution of the Purchaser or any of the Corporations;

(y)

the amalgamation, consolidation, merger of, or the entering into of any agreement to amalgamate, consolidate or merge, the Purchaser or any of the Corporations with any corporation, partnership, joint venture or firm, or the continuance or corporate reorganization of the Purchaser or any of the Corporations of any kind;

(z)	the Purchaser or any of the Corporations changes its name or the location of its business or chief executive office;

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(aa)	the Purchaser or any of the Corporations acquires of the securities of, or any material part of the property or assets of, any other entity;

(bb)

there is a change in control of the Purchaser without the prior written consent of the Agent, where “change of control” means, on or after the date hereof, any change to the legal or organizational structure of the Purchaser or any change in the composition of its shareholders as of the Closing Date shall occur which would result in any shareholder or group acquiring Fifty Percent (50%) or more of any class of shares of the Purchaser, or that any person (or group of persons acting in concert) shall otherwise acquire, directly or indirectly, the power to elect a majority of the board of directors of the Purchaser or otherwise direct the management or affairs of the Purchaser by obtaining proxies, entering into voting agreements or trusts, acquiring securities or otherwise;

(cc)	the Purchaser causes any of the Corporations to change the signing authority on any of the bank accounts of the Corporations; and

(dd)	the failure of the Purchaser to notify the Agent of any Event of Default or pending Event of Default as provided for herein.

If an Event of Default occurs, the Agent may, at its sole option, declare the whole of the unpaid principal amount of this Note to be immediately due and payable and such amount shall be and become immediately due and payable.

To the fullest extent permitted by applicable law, the Purchaser waives:

(a)

diligence, presentment, demand and protest, and notice of presentment, dishonour, intent to accelerate, acceleration, protest, non-payment, release, compromise, settlement, extension or renewal of this Note; and

(b)	the benefit of all applicable valuation, appraisal and exemption laws.

In the event the Agent retains counsel to collect, enforce or protect its interests with respect to this Note, the Purchaser shall pay all reasonable costs and expenses of such collection, enforcement or protection, including reasonable legal fees, whether or not a legal action is commenced.

The Purchaser agrees that all amounts under this Note are payable without set-off, withholding, deduction, claim, counterclaim, defense or recoupment, all of which are hereby waived by the Purchaser.

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Time is of the essence with this Note.

This Note is binding upon the Purchaser and its successors and assigns and inures to the benefit of the Agent and its successors and assigns. The Agent may, at any time, assign all or any of his rights and benefits hereunder and all references to the “Agent” are deemed to include a reference to its successors and assigns. The Purchaser may not assign any of its rights or obligations hereunder.

If for the purpose of obtaining judgment in any court of competent jurisdiction it is necessary to convert an amount due hereunder in the currency in which it is due (the “Original Currency”) into another currency (the “Second Currency”), the rate of exchange applied shall be that at which, in accordance with normal banking procedures, the Agent could purchase in the Toronto foreign exchange market, the Original Currency with the Second Currency on the date two (2) business days preceding that on which judgment is given. The Purchaser agrees that its obligation in respect of any Original Currency due from it hereunder shall, notwithstanding any judgment or payment in such other currency, be discharged only to the extent that, on the business day following the date the Agent receives payment of any sum so adjudged to be due hereunder in the Second Currency, the Agent may, in accordance with normal banking procedures, purchase, in Toronto foreign exchange market, the Original Currency with the amount of the Second Currency so paid; and if the amount of the Original Currency so purchased or could have been so purchased is less than the amount originally due in the Original Currency, the Purchaser agrees as a separate obligation and notwithstanding any such payment or judgment to indemnify the Agent against such loss. The term “rate of exchange” means the spot rate at which Agent, in accordance with normal practices, is able on the relevant date to purchase the Original Currency with the Second Currency, and includes any premium and costs of exchange payable in connection with such purchase.

This Note is governed by and is to be interpreted, construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

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IN WITNESS WHEREOF the Purchaser has executed this Note as of the date first above written.

E-WORLD CANADA HOLDING, INC.

By	/s/ Ding Hua Wang
Ding Hua Wang, President and Chairman

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